Exhibit 99.202

Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON Canada M5L 1B9

Main:	416 869 5500
Fax:	416 947 0866
www.stikeman.com

May 20, 2021	By SEDAR

To:	Alberta Securities Commission, as Principal Regulator under the Passport System

And to:	British Columbia Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Yukon Territory)

Northwest Territories Securities Office

Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated May 20, 2021 to the Short Form Base Shelf Prospectus dated April 22, 2021 (the “Supplement”)

We refer you to the Supplement relating to the offering of Units of High Tide Inc.

We consent to being named on the inside cover page of the Supplement and under the heading “Legal Matters and Interests of Experts” in the Supplement.

We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement.

Yours truly,

(signed) “Stikeman Elliott LLP”